UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Sitel Corporation

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

82980K107

(CUSIP Number)

Michael Kalb

SCSF Equities, LLC

5200 Town Center Circle, Suite 470

Boca Raton, Florida 33486

(561) 394 0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,991,700 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,991,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,991,700 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,991,700 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,991,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,991,700 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,991,700 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,991,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,991,700 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,991,700 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,991,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,991,700 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,991,700 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,991,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,991,700 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,991,700 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,991,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,991,700 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,991,700 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,991,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,991,700 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

This Amendment No. 4 hereby amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed on October 23, 2006, as amended by Amendment No. 1 previously filed on October 26, 2006, as amended by Amendment No. 2 previously filed on October 27, 2006, as amended by Amendment No. 3 previously filed on November 2, 2006 by SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Sitel Corporation, a Minnesota corporation (the “Issuer”) as follows:

Item 5.	Interest in Securities of the Issuer

(a) - (b)         As of the date hereof, the Reporting Persons beneficially own and have sole power to vote and sole power of disposition over 2,991,700 shares of Common Stock of the Issuer, or approximately 4.0 % of the Issuer’s outstanding Common Stock.

(c)             The date of the transaction, the amount of securities involved and the price per share of Common Stock for all purchases and sales of Common Stock made by the Reporting Persons since the most recent filing on Schedule 13D are set forth on Exhibit A attached hereto.  Unless otherwise indicated on Exhibit A, all transactions were effected by SCSF Equities and were market purchases on the NASDAQ.

(e) On November 3, 2006 the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s outstanding Common Stock.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
Exhibit A Transactions in the Common Stock of Issuer by Reporting Persons since the most recent filing on Schedule 13D
Exhibit B Joint Filing Agreement, dated November 6, 2006, by and among each of the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  November 6, 2006

SCSF Equities, LLC

By:	/s/ Justin Ishbia,
by power of attorney filed July 17, 2006
Name: Marc J. Leder
Its: Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

By:	/s/ Justin Ishbia,
by power of attorney filed July 17, 2006
Name: Marc J. Leder
Its: Director

Sun Capital Securities Fund, LP

By:	Sun Capital Securities Advisors, LP
Its:	General Partner

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	/s/ Justin Ishbia,
by power of attorney filed July 17, 2006
Name: Marc J. Leder
Its: Co-CEO

Sun Capital Securities Advisors, LP

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	/s/ Justin Ishbia,
by power of attorney filed July 17, 2006
Name: Marc J. Leder
Its: Co-CEO

Sun Capital Securities, LLC

By:	/s/ Justin Ishbia,
by power of attorney filed July 17, 2006
Name: Marc J. Leder
Its: Co-CEO

/s/ Justin Ishbia,
by power of attorney filed July 17, 2006
Name: Marc Leder

/s/ Justin Ishbia,
by power of attorney filed July 17, 2006
Name: Rodger Krouse

EXHIBIT A

Transactions in the Common Stock of Issuer by Reporting Persons since the most recent filing on Schedule 13D

Date of Transaction	Number of shares of Common Stock Sold	Price per share of Common Stock

11/3/2006	1,00,000	$4.30

EXHIBIT B

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date:  November 6, 2006

SCSF Equities, LLC

By:	/s/ Justin Ishbia,
by power of attorney filed July 17, 2006
Name: Marc J. Leder
Its: Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

By:	/s/ Justin Ishbia,
by power of attorney filed July 17, 2006
Name: Marc J. Leder
Its: Director

Sun Capital Securities Fund, LP

By:	Sun Capital Securities Advisors, LP
Its:	General Partner

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	/s/ Justin Ishbia,
by power of attorney filed July 17, 2006
Name: Marc J. Leder
Its: Co-CEO

Sun Capital Securities Advisors, LP

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	/s/ Justin Ishbia,
by power of attorney filed July 17, 2006
Name: Marc J. Leder
Its: Co-CEO

Sun Capital Securities, LLC

By:	/s/ Justin Ishbia,
by power of attorney filed July 17, 2006
Name: Marc J. Leder
Its: Co-CEO

/s/ Justin Ishbia,
by power of attorney filed July 17, 2006
Name: Marc Leder

/s/ Justin Ishbia,
by power of attorney filed July 17, 2006
Name: Rodger Krouse